Exhibit 99.1
Press Release dated February 22, 2023

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700

E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Entry Into An Increased Loan
Facility to Fund Potential Acquisitions

DUBLIN, Ireland (February 22, 2023)…. Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced its entry into an increased loan facility to fund potential acquisitions and ongoing operations.

Increase Loan Facility

The Company announced today that it and its subsidiaries entered into an amended and restated senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  The amendment to the Term Loan allows for an immediate $5,000,000 increase to its outstanding Term Loan and provides for a $20,000,000 facility to fund potential acquisitions.

The 48-month Term Loan matures in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) Term SOFR Reference Rate and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the increased Term Loan facility, the Company has agreed to reprice the 2,500,000 warrants originally issued to Perceptive (the “Warrants”) under the Term Loan, with the Warrants now having a per ADS price of $1.071 compared to their initial per ADS exercise price of $1.30.

Comments

Commenting on the increased Term Loan facility, Aris Kekedjian, Chief Executive Officer stated, “This market is presenting us with a strong pipeline of attractive M&A opportunities that we believe also present optimal refinancing opportunities. This facility allows us to move quickly and with purpose as we transform Trinity Biotech into a high growth innovator in Diabetes care and decentralised diagnostic solutions”.

Commenting on the increased Term Loan facility, John Gillard, Chief Financial Officer stated, “We continue to take a hard look at our existing portfolio of businesses to identify optimum uses of capital across core and non-core areas.  In addition, we believe there are attractive opportunities for inorganic investments in our two core growth focus areas of diabetes and decentralised diagnostic solutions.  Having access to this acquisition financing, along with disciplined uses of capital across our existing portfolio of businesses, should give us greater opportunity to continue to rapidly transition Trinity Biotech into a more focused, high growth company with next generation technologies”.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.

About Trinity Biotech Plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.